4 Tesseneer Drive
Highland Heights, KY 41076
(859) 572-8000
July 12, 2006
VIA EDGAR AND UPS
Ms. Nili Shah, Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549

Re:	General Cable Corporation
Form 10-K for Fiscal Year Ended December 31, 2005
Filed March 15, 2006
File No. 001-12983

Form 10-Q for Quarterly Period Ended March 31, 2006
Filed May 10, 2006
File No. 001-12983
Dear Ms. Shah:
General Cable Corporation (the “Company”) submits the following responses to comments raised in the Staff’s letter (the “Comment Letter”) dated June 26, 2006 addressed to Mr. Gregory B. Kenny, President and Chief Executive Officer of the Company. In order to facilitate your review, we have reproduced the text of the comments in boldface type below, followed by the Company’s responses. The numbers correspond to the numbers of the comments in the Comment Letter.
Form 10-K for Fiscal Year Ended December 31, 2005
Legal Proceedings
1. We note that you do not believe that your exposures with respect to CERCLA, your Pirelli indemnification, and the asbestos lawsuits will have a material adverse effect on your results of operations, cash flows or financial position. Please be aware that a statement that a contingency is not expected to be material does not satisfy the requirements of SFAS 5 if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material to a decision to buy or sell the registrant’s securities. In that case, the registrant must either (a) disclose the estimated additional loss or range of loss, that is reasonably possible, or (b) state that such an estimate cannot be made. Please

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July 12, 2006

note that any conclusion as to materiality should take into account the impact that any change in the accrual could have on quarterly or segment earnings.
Response
We note your comment. We understand your concern, but we would like to confirm to you that we made our disclosure with respect to CERCLA, the Pirelli indemnification and the asbestos lawsuits after fully considering the requirements under SFAS 5. As of December 31, 2005, the Company’s accruals for CERCLA, the Pirelli indemnification and the asbestos lawsuits were $3.6 million, $2.3 million and $2.5 million, respectively. As of March 31, 2006, these same accruals were $3.6 million, $2.1 million and $2.5 million, respectively. Specifically taking into account both the accrual amounts and your concerns with respect to each of these matters, we have concluded that a reasonable possibility (defined as a chance that is more than remote but less than likely) does not exist that a loss materially exceeding amounts already recognized may have been incurred.
2. In addition, we note the American Premier Underwriters indemnification and your asbestos insurance coverage. Please be advised that loss contingencies should be evaluated independently from any potential claim for recovery for accounting and disclosure purposes. Accordingly:
•	If material, please accrue for those loss contingencies that meet the conditions of paragraph 8 of SFAS No. 5, independent of your insurance or indemnification recoveries. In other words, please present the gross liability associated with your loss contingencies separately from the related claim for recovery.

•	Please re-evaluate your conclusions that your exposures associated with these contingencies will not have a material adverse effect on your results of operations, cash flows or financial position by considering your loss contingencies independently of any recovery. Please revise your future filings accordingly.
Response
We note your comment. With respect to the American Premier Underwriters indemnification and the asbestos lawsuits, we evaluated the loss contingencies independently from the potential claims for recovery under indemnification and insurance. We believe that independent of such recoveries, the exposures associated with these contingencies will not have a material adverse effect on our results of operations, cash flows or financial position. In the future if conditions should change and our exposures associated with these contingencies become material, we would make appropriate changes to our disclosure.

Ms. Nili Shah
July 12, 2006

From an accounting perspective, our presentation for asbestos exposures to date on the balance sheet has been “net”. We do not believe the $3.1 million difference between the gross amount and the net amount is material to the balance sheet as of December 31, 2005 ($3.1 million/$1,229.9 million of total liabilities = less than 1%) as a whole nor to the individual balance sheet captions. However, we will prospectively adjust this presentation and report the gross liability and the insurance recoveries separately beginning with our second quarter 2006 10-Q filing.
Liquidity and Capital Resources
3. We note your accounts receivables increased from $369.4 as of December 31, 2004 to $542.9 as of December 31, 2005. Please expand your liquidity and capital resources disclosure to explain the underlying reasons for this 47% increase in your accounts receivables balance. Your current disclosure is unclear as to why your account receivables balance has increased significantly. Specifically, explain why your accounts receivables balance increased 47% from December 31, 2004 to December 31, 2005 in consideration that your sales only increased 21% year over year. Consider disclosing your accounts receivable turnover ratio for each period and explain the significant variances to allow your readers to better understand these variances. In addition, please explain why your allowance for doubtful accounts decreased 46% over the same period. Refer to section IV. Liquidity and Capital Resources of Release No. 33-8350: Interpretation – Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.
Response
The Company subsequently advises the Staff that approximately $91 million of the $174 million increase in accounts receivable from December 31, 2004 to December 31, 2005 is related to the Silec and Beru acquisitions. Note that in the Consolidated Statements of Cash Flows on page 59 we describe the changes in net operating assets and liabilities as net of the effect of acquisitions and divestitures. Therefore, the operating cash flow impact of the change in the accounts receivable balance is approximately $83 million, or about 22%, which is more in line with the year over year sales increase which the Staff referenced. The most significant factors in both the sales increase and the operating cash flows used by the increase in the accounts receivable balance are improved sales volumes and increased selling prices to offset increased raw material costs (as noted in the Company’s MD&A).
We closely monitor a Company-defined accounts receivable turnover metric across our global businesses. This metric has historically remained within an acceptable range. Should this metric vary in the future to the extent we believe there would be meaningful implications to our liquidity, we will increase our disclosures in this area. We agree that the acquisitions

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July 12, 2006

of the Silec and Beru businesses at the year end will cause some distortion for a reader of our financial statements computing an accounts receivable turnover metric independently, and in future periods, we will specifically disclose the impact of such acquisitions on the accounts receivable.
The decrease in the Company’s allowance for doubtful accounts from December 31, 2004 to December 31, 2005 is primarily due to the fact that our European operations have historically not written individual receivable balances off until a five year statutory period has expired. Therefore from a financial book perspective, these respective accounts are “grossed up” in the accounts receivable account balance and the allowance account balance. During 2005, there were approximately $5 million of individual account balances in our European operations which met the five year statutory period, and therefore, both the receivable and the allowance were removed from the financial books. The remainder of the decrease in the allowance balance are due to better general economic conditions globally (customers are in a better financial condition) and management’s focus on monitoring receivable agings and collections.
Summary of Significant Accounting Policies
Revenue Recognition
4. We note that you have multiple element revenue arrangements, where the multiple deliverables are divided into separate units of accounting when the delivered items have value on a standalone basis, there is objective and reliable evidence of undelivered items and the general right of return is substantially in your control. Please tell us the following:
•	Your disclosures differ from the requirements of paragraph 9 of EITF 00-21 with respect to determining whether the multiple deliverables should be considered separate units of accounting. Specifically, paragraph 9.a requires that the delivered items have value to the customer on a standalone basis. Paragraph 9.b requires that there is objective and reliable evidence of the fair value of the undelivered item. Paragraph 9.c requires that if the arrangement includes a general right of return relative to the delivered item, performance of the undelivered item is considered probable and substantially in your control. Please confirm to us that for those contracts which you divide into two separate units of accounting, you meet each of the requirements in paragraph 9 of EITF 00-21. If so, please revise your disclosures in future filings accordingly. If not, please tell us the basis for your accounting.

•	Please tell us if you have any material arrangements with multiple deliverables which you treat as one unit of accounting. If so, please tell us

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July 12, 2006

your revenue recognition policy for such arrangements, and your basis in GAAP for your accounting. Please also disclose this policy in future filings. In this regard, please specifically tell us and disclose, in future filings, the (1) nature of the customer acceptance provisions associated with these contracts and (2) nature of the installation services performed. Please also tell us your consideration of these items in your accounting for revenue. Please refer to SAB Topic 13A3.c, question 3.

•	For those contracts where product delivery and installation are two separate units of accounting, please tell us and disclose, in future filings, more about the customer acceptance provisions associated with these contracts. As part of your response, please tell us your basis for recognizing revenue allocated to the product upon delivery to the customer, rather than after installation is complete. Refer to question 2 of SAB Topic 13A3.b.
Response
We note your comment. Please note that net sales related to the multiple deliverable contracts only represented 1.1% of annual net sales in 2005 and 1.3% of quarterly net sales in the three fiscal months ended 3/31/06. That being said, we confirm to you that for those contracts which we divide into two separate units of accounting, we meet each of the requirements in paragraph 9 of EITF 00-21. We will revise our policy statement in future filings to more fully reflect the requirements of EITF 00-21 as noted in your comment. We propose the following footnote language:
Revenue Recognition
The majority of the Company’s revenue is recognized when goods are shipped to the customer, title and risk of loss are transferred, pricing is fixed or determinable and collectibility is reasonably assured. Most revenue transactions represent sales of inventory. A provision for payment discounts, product returns and customer rebates is estimated based upon historical experience and other relevant factors and is recorded within the same period that the revenue is recognized. The Company also has revenue arrangements with multiple deliverables. Based on the guidance in EITF 00-21, “Revenue Arrangements with Multiple Deliverables,” the multiple deliverables in these revenue arrangements are divided into separate units of accounting because (i) the delivered item(s) have value to the customer on a standalone basis; (ii) there is objective and reliable evidence of the fair value of the undelivered item(s); and (iii) to the extent that a right of return exists relative to the delivered item, delivery or performance of the undelivered item(s) is considered probable and

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substantially in the control of the Company. Revenue arrangements of this type are generally contracts where the Company is hired to both produce and install a certain product. In these arrangements, the majority of the customer acceptance provisions do not require complete product delivery and installation for the amount related to the production of the item(s) to be recognized as revenue, but the requirement of successful installation does exist for the amount related to the installation to be recognized as revenue. Therefore, revenue is recognized for the product upon delivery to the customer (the “completed- contract method”) but revenue recognition on installation is deferred until installation is complete.
We confirm that we do not have any material arrangements with multiple deliverables which we treat as one accounting unit.
We will, in future filings, add more disclosure about the customer acceptance provisions associated with the contracts under discussion (please refer to the proposed disclosure above). The customer acceptance provisions associated with these contracts do not require complete product delivery and installation. The completion of the product delivery portion of the revenue arrangements is therefore subject to the traditional revenue recognition attributes (i.e., transfer of title and risk of loss, fixed price, collection reasonably assured), is not contingent upon the completion of the installation portion of the arrangement, and is accounted for using the completed-contract method.
We believe that this accounting treatment is appropriate (recognizing the revenue related to the product upon delivery to the customer but deferring recognition of the installation until completion) in that the revenue and ultimate profitability of the cable component of the transaction has historically experienced a high degree of certainty (with extremely minimal historical quality/product problems). Revenue and the ultimate profitability on the installation portion of the arrangement also has historically experienced a high degree of certainty, but in limited circumstances, can be impacted by problems encountered in the installation of the cable (i.e., such problems can result in the realization of additional non-recoverable costs which are not foreseen at the time the contract is entered into).
Forward Pricing Arrangements for Purchases of Copper and Aluminum
5. We note that you had $106.2 million of future copper and aluminum purchases under forward pricing agreements at December 31, 2005, with a fair value of $117.6 million. We also note your disclosures in note 12 that you had an unrealized gain of $11.4 million at December 31, 2005, related to these agreements. Citing relevant

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accounting literature, please tell us how you account for these agreements. Please also tell us where you have reflected these agreements in your financial statements, if at all.
Response
We believe these contracts fall under the “normal purchases and normal sales” scope exemption of SFAS 133, as amended, paragraph 10(b). Contracts which are classified as “normal purchases and normal sales” are forward contracts which would otherwise meet the definition of a derivative but that are not considered a derivative under FASB 133 and do not require quarterly mark-to-market adjustments on the Company’s accounting books. The Company’s forward pricing arrangements are for the purchase of copper and aluminum “that will be delivered in quantities expected to be used or sold by the reporting entity over a reasonable period in the normal course of business” (paragraph 10(b)).
These forward pricing agreements are reflected in our consolidated statements of income when we take physical delivery of the copper or aluminum as a result of the fact that our copper and aluminum inventory is accounted for under the LIFO method. Therefore, the copper and aluminum purchased under the “normal purchases” forward contracts and the associated gain or loss are not recorded in inventory on our balance sheet. This accounting treatment is based on the AICPA LIFO Issues Paper that we follow in our LIFO inventory accounting practices, and we are applying the lower of cost or market test based upon our understanding of the guidance in the AICPA LIFO Issues Paper and the guidance in ARB 43, paragraph 6.
Acquisitions and Divestitures
6. We note that the Silec and Beru acquisitions represent 14% of total assets, based on your disclosures on page 46. In light of the materiality of these acquisitions to your balance sheet, in future filings, please disclose the information required by SFAS 141, paragraphs 51.d for Beru, and 51.e, 51.f, and 51.h for both Silec and Beru. In your response, please show us what your disclosures will look like.
Response
We note your comment. However, we do not believe, under current accounting guidance and the circumstances in this particular situation, that we are required, from a materiality perspective, to make the 51.e and 51.h disclosures that are requested above in order to provide potential shareholders with the information they need to make good investment decisions about the Company. We believe this for two reasons. First, the Beru acquisition was an approximate $4 million acquisition that is immaterial in relation to our overall operations. Second, since SFAS 141 does not specifically provide a measure of materiality

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July 12, 2006

but does state that the guidance does not need to be applied to immaterial items, we rely on the SEC’s guidance on the materiality topic and do not believe that the acquisition of Silec is material to the Company in a way that requires financial statement type information to be separately disclosed as would be required under 51.e and 51.h (presenting a condensed balance sheet of the purchase price allocation and showing subsequent changes) based on the SEC guidance on what is a “significant subsidiary” as set forth in 210.1-02(w), subsequently amended by FRR-44, and as referred to in Rule 3-05 of Regulation S-X. We do believe, however that, based on 210.1-02(w), narrative disclosure is required, which we have provided in our filings since the acquisition date. We believe that this guidance provides the most legitimate benchmark in determining what is “material” from an acquisition standpoint and that the guidance clearly determines what is “material” for narrative and financial statement disclosure purposes based on 8-K filing requirements for acquired entities. Under this guidance, a 10% asset threshold test or the acquisition of a business that is “significant” triggers a required narrative discussion of the acquisition, including the following items:
•	The date of completion of the transaction;

•	A brief description of the transaction;

•	The identity of the person(s) from whom the assets were acquired or to whom they were sold and the nature of any material relationship, other than in respect of the transaction, between such person(s) and the registrant or any of its affiliates, or any director or officer of the registrant, or any associate of any such director or officer (paragraph (c));

•	The nature and amount of the consideration given or received for the assets and, if any material relationship is disclosed pursuant to paragraph (c) of this Item 2.01, the formula or principle followed in determining the amount of such consideration; and

•	If the transaction being reported is an acquisition and if a material relationship exists between the registrant or any of its affiliates and the source(s) of the funds used in the acquisition, the identity of the source(s) of the funds used unless all or any part of the consideration used is a loan made in the ordinary course of business by a bank...in which case the identity of the bank may be omitted provided the registrant has made a request for confidentiality pursuant to Section 13(d)(1)(B) of the Act and states in the report that the identity of the bank has been omitted and filed separately with the Commission.
We performed the 10% threshold test, as prescribed, and although the result for Silec was just below 10%, we decided that for the sake of openness with our investors, we would provide (and have provided) the narrative disclosures required by the SEC guidance above in our 2005 Annual Report on Form 10-K and our 2006 Quarterly Report on Form 10-Q for the quarter ended March 31, 2006. We will continue to carry forward this disclosure as long as is required for informational and comparative purposes.

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A 20% threshold test is established for determining whether financial statement type disclosures are required, and we performed the tests, as prescribed. The Silec acquisition did not approach, meet or exceed the 20% threshold on any of the required significance tests, and based on this guidance, we believe that the Silec acquisition is not a “significant subsidiary” that requires financial statement type disclosures to be made under the SEC’s current guidance in effect.
We agree to disclose, in future filings, the disclosure discussed in paragraph 51.f for Silec as part of our existing narrative disclosure, but we do not believe that we need to expand our disclosures further for Silec and Beru based on the results of the SEC benchmark tests that we performed above.
Income Taxes
7. We note that the settlement of tax items for the year ended December 31, 2004 was $23.3 million, resulting in an income tax benefit of $18.1 million that increased your income before income taxes from $19.4 million to $37.5 million after taxes for 2004. It appears that you have recognized material provisions related to uncertain tax positions. In order for us to better understand your accounting, please provide us with the following:
•	Explain the underlying material tax position(s) you have taken which you believe may be challenged and potentially disallowed;

•	Tell us whether you consider the positions to be specific tax “shelters” as defined by tax authorities, or whether they represent tax uncertainties entered into in the ordinary course of business;

•	Describe the uncertainties surrounding such position(s) and what factors would impact whether they would be potentially disallowed;

•	Quantify in all respects the surrounding accounting for such tax positions;

•	Quantify the activity of the reserves from inception, or at least provide adequate historical perspective concerning the reversal and the original reserve dates;

•	Identify where, in both the income statement and balance sheet, the reserve activity was originally recorded;

•	Quantify and identify any current reserves and their underlying purpose;

•	Regarding any current reserves, describe the uncertainties surrounding such position(s) and what factors would impact whether they would be potentially disallowed;

•	Indicate in the activity any actual disallowances.

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July 12, 2006

Response
As noted in your comment, we recognized a $23.3 million tax benefit for the year ended December 31, 2004 related to the settlement of tax items. Of this $23.3 million, $22.3 million related to the settlement of an Internal Revenue Service (“IRS”) audit and $1.0 million related to the expiration of the statute of limitations with respect to various state income tax exposures.
The final settlement of the IRS audit resulted in the recognition of a $22.3 million tax benefit for several items that had been reserved as uncertain tax positions for the 1999-2001 tax years. Although a significant financial statement tax benefit was recognized upon settlement of the IRS audit, the IRS settlement also resulted in audit adjustments that increased taxable income for the 1999-2001 tax years by $33.2 million. The $11.6 million tax effect of these audit adjustments did not impact 2004 income tax expense because the amounts had been previously reserved as uncertain tax positions.
Each of the several tax reserve items comprising the $23.3 million amount was specifically identified and judged to be a “probable” tax exposure based on the technical merits of the tax position. Risk of audit detection was not factored into the decision as to whether a tax position should be reserved. For each uncertain tax position judged to be probable of loss, we quantified the amount to be reserved by factoring in the relative strength of the tax position as well as a reasonable estimate of the likely outcome upon challenge by the tax authorities. These tax reserves were originally recorded through income tax expense and were included in “Other liabilities” in the noncurrent liability section of the balance sheet. This approach to reserving for uncertain tax positions is consistent with our current practice.
None of the $23.3 million tax benefit recognized related to tax positions that were defined as “tax shelters” by the tax authorities. All such tax positions related to tax uncertainties that arose in the ordinary course of business.
The settlement of the 1999-2001 IRS audit resulted in a substantial reduction in the amount of our reserve for uncertain tax positions. Our reserve for uncertain tax positions as of the end of the second quarter of 2006 is approximately $13 million. This $13 million amount consists of several tax uncertainties arising from federal, state, and foreign tax positions ranging in size from less than $200K to $3 million. Examples of significant tax uncertainties included in our tax reserve include exposures related to international transfer pricing, loan and investment write-offs, and state tax planning strategies. The tax reserve amount will be adjusted only when facts and circumstances warrant an adjustment (e.g., when new uncertain tax positions are taken, audits are settled, or statutes of limitations expire).

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8. In addition, please expand your accounting policy in future filings to describe how you account for this reserve. It is unclear from your current disclosures what your overall threshold of probability is when establishing and adjusting this reserve. Please disclose further details such as the periods subject to open audits.
Response
We have noted your comment that we should expand the description of the tax reserve accounting policy in future filings. We will include a description similar to the following in future filings:
     Tax Contingencies: The Company files tax returns in numerous taxing jurisdictions around the world. The Company believes it has a reasonable basis in the tax law for all of the positions it takes in the various tax returns it files. However, in recognition of the fact that (i) various taxing authorities may take opposing views on some issues, (ii) the cost and risk of litigation in sustaining the positions that the Company has taken on various returns might be significant, and (iii) the taxing authorities may prevail in their attempts to overturn such positions, the Company maintains tax reserves, which are established for amounts that are judged to be probable liabilities based on the definition presented in SFAS No. 5. These tax reserves cover a wide range of issues and involve numerous different taxing jurisdictions. The potential issues covered by tax reserves as well as the amount and adequacy of the tax reserves are topics of frequent review internally and with outside tax advisors. Where necessary, periodic adjustments are made to such reserves to reflect the lapsing of statutes of limitations, closing of ongoing examinations, or other relevant factual developments.
Segment Information
9. We note that you have three reportable segments. However, we also note that your industrial & specialty segment serves a number of markets for which we would expect economic performance to differ. For example, we note that this segment includes both products influenced by industrial construction as well as products for sale to the automotive aftermarket. In addition, we note that you operate in a number of geographic regions for which we would again expect economic performance to differ. For example, based on your disclosures on page 8, we note that North America operating income margin ranges between 0.52% and 3.4%, whereas International operating income margin ranges between 7.8% and 10.4%. Accordingly, it is unclear how you have determined that you have only three reportable segments. Given the above, please provide us with the internal financial reports provided to your chief operating decision maker as of December 31, 2005 and March 31, 2006. If you aggregate your operating segments, please explain to us, in detail, the basis for the

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aggregation of your operating segments into your three reportable segments. In this regard, please tell us, for each bullet point below, how you determined that:
•	All of your operating segments are economically similar. Please provide us with an analysis that includes historical revenues, gross profits, gross profit margins, operating profits, and operating profit margins, along with any other information you believe would be useful for each of your products operating segments to help us understand how these operations are economically similar. Please also address any differences in the trends these financial indicators depict (e.g. if gross profit margin is decreasing for one operation and increasing for another).

•	All of your operating segments have similar products.

•	The production processes for all of your product-related operating segments are similar.

•	The customers for all of your product-related operating segments are similar,

•	The distribution methods of all of your product-related operating segments are similar.
Response
We use the “management approach” as described in SFAS 131 for identifying our reportable segments. This approach is “based on the way that management organizes the segments within the enterprise for making operating decisions and assessing performance” (paragraph 4). We do amalgamate our internal operating segments into the three external reportable operating segments as well as a corporate segment. The three reportable operating segments are strategic business units organized around internal operating segments which follow management’s internal organization structure. The corporate segment includes one-off type items such as charges for plant rationalizations and gains and losses from asset dispositions. These types of items are reflected in the corporate segment rather than the three reportable operating segments because they are not considered in the operating performance evaluation of the operating segments by the Company’s chief operating decision maker.
We have historically communicated our financial results to bondholders, lenders, potential investors and other interested parties using the three reportable operating segments discussed in the following paragraphs. As an example, we are supplementally providing as Appendix I an excerpt of a presentation available on our website which we use to describe each of our three reportable operating segments to investors. This excerpt is consistent with the description of the reportable operating segments and product categories described on pages 5 through 8 of our Form 10-K. As you requested, we are also supplementally providing Appendix II (“Pages GC00001 through GC00008”) to demonstrate the format of one of the internal financial reports provided to our chief operating decision maker as of December 31, 2005

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and March 31, 2006 (which includes our full year 2006 outlook). We have further provided five historical years (and the outlook for 2006) of data with respect to revenues, operating profit, depreciation and amortization and EBITDA (a Company-defined metric of earnings before income taxes, depreciation and amortization which our investors and lenders find useful).
From a high-level perspective, the basis for the amalgamation of our internal operating segments into each of the three reportable operating segments, as allowed by paragraph 17 of SFAS 131, is as follows:
Energy segment
The energy segment manufactures and markets products which support the global transmission and distribution of electric power. The Company’s product range is from low voltage power cables which carry 1 kilo-volt of energy (typically used to deliver energy to residential applications) to high voltage buried and aerial applications which carry up to 750 kilo-volts of energy (typically used to deliver energy from a main transformer to sub-stations). The range of products in this segment are sold on a global basis to leading energy companies such as Consolidated Edison, San Diego Gas & Electric, Arizona Public Service, Endesa (a leading Spanish utility), EDF (a leading French utility) and Enel (a leading Italian utility). The equipment used in the production processes for products in this segment are not interchangeable with other segments with insulation materials often prepared in a clean-room environment. The production processes for the range of products in the energy segment are similar and consist, in general, of long length production runs of product and long length packaging requirements on master reels as big as 10’ high which follow similar distribution methods (principally direct sales to these customers).
Industrial & Specialty segment
The industrial & specialty segment manufactures and markets products which support the global industrial market place and are often designed to operate at 600 volts. The Company’s products are utilized in industrial and specialty applications including portable factory power, industrial construction, oil, gas and petrochemical exploration (drilling platforms), military and transit (rail) applications, original equipment manufacturer (OEM) applications as well as applications in the automotive aftermarket (ignition leads). We believe the range of products in this segment are closely linked in a number of ways (see further discussion which follows) and are sold on a global basis. The production processes for the range of products in the industrial and specialty segment are similar and are primarily comprised of long length runs of product which in some cases require technical engineering. In most cases, the products in this segment are packaged and sold in small reels or boxes. The products in this segment are sold via similar distribution methods principally through large distributors (i.e. Anixter, Graybar, Houston Wire & Cable), through retail channels (i.e. The Home Depot,

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Lowe’s and Autozone) and directly to OEM’s such as GE and JLG. We have global customer relationships with distributors such as Anixter, Sonepar, Rexel and Hagemeyer.
The economic drivers for the operating segments within the Industrial & Specialty Segment are generally very similar in nature as is required by paragraph 17 of SFAS 131. The most significant economic drivers are industrial activity, capital equipment investment and new facility construction. The financial results for the operating segments in this segment have not followed the same economic trend over the last several years because the Carol business tends to provide more products that are used for traditional maintenance and repairs for industrial applications, while the Industrial business sells more cables that are utilized in new industrial construction. During the most recent economic cycle, the Carol business was less susceptible to this severe economic downturn because factory maintenance was still required during this period. Also, the operating losses reported by the Industrial business were in large part due to an inefficient manufacturing cost structure which the Company inherited when it purchased the plants which comprise this operating segment in the late 1990’s. The Company has taken steps over the past several years to reduce operating costs in the Industrial business, including the realignment and refocusing of plant operations, and the benefit of these actions is now being realized in the operating results of the Industrial business. The Company considers the recent divergence in operating performance between the Carol and Industrial businesses to be temporary in nature and therefore has concluded that the aggregation of these business units into the Industrial & Specialty Segment is appropriate given the similarity in products, production processes, customers and distribution of products, which is consist with paragraph 17 of SFAS 131.
With regard to the Automotive business, the primary economic driver for this business is the level of after-market spending on automotive maintenance (i.e., replacement of ignition wire sets). While this economic driver is different compared to those of the other operating segments within the Industrial & Specialty Segment, the Company has concluded that it is appropriate to aggregate the Automotive business into this segment for external financial reporting purposes for the following reasons:
•	The bulk ignition wire which the Automotive business utilizes to produce ignition wire sets is manufactured by a plant within the Carol business, which is part of the Industrial & Specialty Segment. Profit margins in the Automotive business are in excess of the average for the Industrial & Specialty Segment primarily because of this vertical integration back into the manufacturing of bulk ignition wire.

•	The bulk ignition wire is manufactured utilizing the same manufacturing processes and equipment as other Industrial & Specialty products.

•	Automotive products are sold on a private level basis to retailers and other after-market OEM’s; sales channels that are very similar in nature to those utilized by other businesses in the Industrial & Specialty Segment.

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•	Certain products sold by the Automotive business (i.e., primary wire and starter cables) are also used in industrial applications and are sold through electrical distribution networks, as are Carol and Industrial products.
In summary, we believe the businesses which we have grouped into our externally reported Industrial & Specialty segment are closely linked from a number of meaningful perspectives (economic drivers, production processes, types of customers, distribution methods, etc.) and that, despite past short-term divergences in financial results among the operating segments within the Industrial & Specialty reportable segment, this reportable segment correctly reflects the aggregation criteria in paragraph 17 (including a-e) of SFAS 131.
Communications segment
The communications segment manufactures and markets products which transmit low-voltage signals (less than 600 volts) for voice and data applications principally supporting the North American telephone exchange cable market (referred to on internal schedules as “OVD products” — these products include copper based products which form the “backbone” of the telecom infrastructure as well as service wire used in individual residential applications) and products which are used in both corporate and residential data networking applications (referred to on internal schedules as “datacom”). The production processes for the range of products in the communications segment are similar and consist, in general, of long length runs of product which follow similar distribution patterns. The range of products in this segment are mainly sold to leading North American communication companies such as Qwest, Verizon and AT&T as well as to communications distributors such as Graybar and Anixter.
The dramatic decline in the profitability of both businesses from 2001 to 2002 (refer to Pages GC00001 through GC00008) was primarily the result of a significant decline from historic spending levels for telephone exchange cables and a weak market for local area networking cables (the “Tech/Telecom Bust”). The improvement in the profitability of OVD products from 2002 to the present is mainly driven by both competitor consolidation as well as the rationalization of certain of our manufacturing facilities. The profitability of the datacom business has not followed the same trajectory as the OVD products profitability improvement due to the fact that we are a smaller player in this portion of the market and, due to intense competition, we were not able to pass rising raw material costs through to our customers as quickly as we have been able to in the OVD portion of the business.
Overall summary
We believe that our segments, as reported, meet the SFAS 131 definition of a reportable segment as described in paragraph 16 of SFAS 131. In a cost-driven “commodity-like” business, we acknowledge that geographic and product family economic and profit cycles will vary (see Appendix III for a graphic example of this cyclical nature over the past 60

Ms. Nili Shah
July 12, 2006

years as provided by the U.S. Bureau of the Census); however, we believe that there is a high level of consistency of the products and their distribution on a global basis within the externally reported segments. In addition, the Company is managed consistent with the “matrix form” discussed in paragraph 15 of SFAS 131. For these reasons, we believe that reportable segments defined based on products takes precedence over geographic identification in the definition of our reportable segments.
We believe that one of the strengths of our business model is the breadth of wire and cable products which we offer and for this reason it can be difficult to precisely compare our externally reported segments with any specific competitor. However, we believe that our current externally reported segments provide the best basis for comparing our results against our closest competitors (those that offer a similar wide range of products), and against those whose business may be limited to, for example, communications cables. We believe our currently reported segments provide the best transparency for our investors.
Form 10-Q for quarterly period ended March 31, 2006
Commitments and Contingencies
10. We note your disclosure that you are unable to estimate the range of potential settlement dates related to your various operating facilities that contain encapsulated asbestos for the purposes of accruing an asset retirement obligation due to the fact that the operating facilities are in full use and there are no plans to demolish or renovate these facilities. Please tell us why your past practice, industry practice, or the facilities’ estimated economic lives do not provide a sufficient basis for estimating the potential settlement dates. Please refer to paragraph 5.b of FIN 47.
Response
The Company believes that the encapsulated asbestos situation at a few of its factories is consistent with Example 4, paragraphs A11-A13 of FIN 47. In that example, an asset retirement obligation is not initially recognized because the entity did not have any plans to renovate or demolish the plant based on high product demand. Once product requirements changed, a reasonable estimate could be made.
The Company’s facilities which have encapsulated asbestos are currently producing at or near capacity and are expected to do so for a period which exceeds the Company’s budget and planning horizon. There are no plans in our future operating budgets or forecasts to complete major renovations at these facilities and/or to demolish the facilities. The Company further believes that it is in the early years of an extended cycle of strong demand for wire and cable products. Wire and cable companies historically have not closed facilities in this

Ms. Nili Shah
July 12, 2006

portion of the business cycle. For these reasons, we believe these facilities will remain productive for the foreseeable future and the estimated economic life is not currently predictable.
We will continually monitor our business conditions and should conditions drastically change for the worse, the products being produced at these locations become outdated or obsolete, management budgets or projects major renovation or demolition, etc., then we will re-evaluate whether a liability is estimable. Currently, management expects, and markets and past practice would suggest, that these facilities could continue to operate “as is” for a long, and not reasonably estimable, period of time.
In connection with responding to the Staff’s comments, we acknowledge that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should any member of your Staff have questions or comments with respect to the foregoing responses, please do not hesitate to contact me at (859) 572-8877 or the Company’s Senior Vice President, Controller and Treasurer Brian Robinson at (859) 572-8483.
Thank you for your comments and we look forward to the opportunity to enhance our overall disclosure in future filings.
Sincerely,
/s/ CHRISTOPHER F. VIRGULAK
Christopher F. Virgulak
Executive Vice President and Chief Financial Officer
General Cable Corporation

cc:	Greg Kenny
Brian Robinson
Eric Teegarden

FOIA CONFIDENTIAL TREATMENT REQUEST - PORTIONS OF THIS SUPPLEMENTAL INFORMATION HAVE BEEN OMITTED PURSUANT TO A REQUEST BY GENERAL CABLE CORPORATION FOR CONFIDENTIAL TREATMENT UNDER SEC RULE 83 (17 C.F.R. § 200.83).
REQUEST FOR RETURN OF INFORMATION - PORTIONS OF THIS SUPPLEMENTAL INFORMATION HAVE BEEN OMITTED PURSUANT TO A REQUEST BY GENERAL CABLE CORPORATION FOR THE RETURN OF SUCH INFORMATION PURSUANT TO RULE 12B-4 PROMULGATED UNDER THE SECURITIES EXCHANGE ACT OF 1934
(17 C.F.R. § 240.12B-4).
General Cable Corporation
* * *
Supplemental Information to
Response Letter Dated July 12, 2006,
Responding to SEC Comment Letter
Dated June 26, 2006
* * *

Global Energy Market Strategic Advantages Full range of utility cable products Proven supply chain expertise instrumental in winning sole source contracts 70% under contract (with metals escalator) Integration into compounding provides competitive cost advantage Expert in network design and failure analysis Market Drivers Power Demand, 233 billion btu increase from 2002 to 2025. 100% increase in Asia and developing countries Transmission Grid Infrastructure Aging Utility Distribution Network "Undergrounding" movement in Europe Energy Legislation - signed into law in 2005 Mining, oil, gas and petrochemical production Alternative Power Sources Primary Competitors Prysmian, Nexans, Southwire, Alcan, Okonite Key Product Offerings Low Voltage Power Cables (1KV) Medium Voltage Power Cables (5-46KV) High Voltage Power Cables (up to 220KV) High Voltage Bare Overhead Aluminum High Voltage Buried (up to 500KV) High Voltage Underground Connectors and engineering services International Energy Agency (IEA) estimates that $1.7 trillion is needed for NEW energy production, transmission, and distribution in the US and Canada alone over the next 30 years. $0 $1 $2 $3 $4 $5 $6 '75 '80 '85 '90 '00 $0 $1 $2 $3 $4 $5 $6 '75 '80 '85 '90 '00 6 5 4 3 2 1 0 ( bil ) Kwh ( tril ) Transmission Grid Investment Total U.S. Electricity Use Transmitting Electric Power* * Sources: Edison Electric Institute, US Department of Energy
Appendix I

Energy Cable Market Bare Overhead Transmission Low-Voltage UG Service Type UL, USE or USE2 UG Primary Service Medium-Voltage Power Transformer Generation Hydro, fossil fuel, nuclear, wind Underground Network Medium-Voltage Power Underground Medium-Voltage URD Overhead & Underground Transmission Bare Overhead Conductors or HV Underground Cables Overhead & Underground Distribution Bare or Covered Conductors or MV Underground Feeder Exploration and Extraction Low Voltage overhead service
Appendix I

NA Transmission and Distribution Market Transmission Distribution 2004 4.6 13.1 NA Transmission and Distribution Market (1999-2003) (Billions)* Transmission infrastructure spending expected to grow 60% for the 5 year period 2004- 2008 compared to 1999 to 2003* *EEI Survey of transmission Investment Trapezoidal drawn aluminum design and hardened steel core allow for nearly twice the transmission power to cross this cable than traditional designs of the same size High voltage underground transmission cable
Appendix I

Global Industrial & Specialty Market Strategic Advantages Top three player in markets served Strong channels to market with leading retail and distribution accounts Focus on niche markets providing for growth in: Entertainment Navy shipboard Transit and armored cables Industry leading position in automotive ignition wire Breadth of product range Primary Competitors AIW, Coleman, Southwire, Prysmian, Okonite, Rockbestos, Amercable, Draka, Standard Motors, Federal Mogul Key Product Offerings Portable Power - i.e. Factory Machinery, Entertainment, Maintenance and Repair Specialty Cables - i.e. Military, Transit Industrial Power and Construction Cables Automotive After Market Ignition Wire Market Drivers New Facility Construction & Capital Equipment Investment Military Activity (especially Navy) Factory Automation and Industrial Activity Automotive Aftermarket Maintenance Spending Trend towards environmentally friendly cables in Europe Industrial Telecom Power ifnresmfgr ifnrespcr ifnresppr 1995 40.0066948808 11.9513078603 25 1995 43.2796273853 12.3003645517 25 1995 42.9765056254 12.1153254143 24 1995 42.0437166184 11.2614881027 23 1996 44.2943347589 11.9545088356 21 1996 43.3631000956 11.7390312681 20 1996 42.4814588404 11.6574772139 18 1996 46.8230761292 13.2292771632 18 1997 42.376 12.024 17.051 1997 40.888 12.424 17.09 1997 43.585 12.884 17.679 1997 42.172 12.632 18.696 1998 44.782 12.858 21.201 1998 44.644 12.711 22.24 1998 43.213 12.383 22.807 1998 42.077 12.26 22.901 1999 38.105 15.556 21.161 1999 34.259 17.767 21.364 1999 32.551 20.409 22.12 1999 30.489 21.36 23.347 2000 30.958 18.388 26.281 2000 32.999 18.044 27.674 2000 31.644 19.063 28.743 2000 31.599 19.701 29.333 2001 32.403 18.996 25.066 2001 30.235 20.358 27.205 2001 28.903 18.831 30.283 2001 22.578 17.922 34.271 2002 19.254 18.407 35.066 2002 17.258 18.089 29.761 2002 15.223 16.937 26.226 2002 14.886 16.858 26.965 2003 14.606 11.834 30.248 2003 15.77 11.985 28.247 2003 15.7 11.924 26.709 2003 15.648 11.623 29.117 2004 15.532 11.263 27.876 2004 15.061 11.51 22.735 2004 15.642 11.946 23.004 2004 18.465 12.624 21.804 2005 18.906 12.658 22.148 2005 18.768 12.208 20.421 2005 19.19804 11.98183 20.247 2005 19.52509 11.99669 19.30741 2006 19.78317 12.57966 23.74623 2006 19.73937 12.84538 21.62811 2006 20.38954 13.07089 22.74898 2006 21.02029 13.4071 23.42407 2007 21.50366 13.71453 24.46016 2007 22.03733 14.0658 24.74933 2007 22.98446 14.34283 24.94571 2007 24.06377 14.54745 24.94768 2008 24.9729 14.69702 24.7178 2008 25.88269 14.91442 24.56091 2008 26.57144 15.12496 24.58883 2008 27.57083 15.39043 24.68245 2009 28.95204 15.43887 24.82675 2009 29.84594 15.47498 24.82165 2009 31.06194 15.49852 24.82175 2009 32.13925 15.54942 24.96992 2010 33.06765 15.60033 24.98981 2010 33.75464 15.64496 25.54482 2010 34.28172 15.66298 25.56464 2010 35.11422 15.68669 25.27097 2011 35.58882 15.71264 25.59196 2011 36.07484 15.74991 25.49221 2011 36.62668 15.78908 25.58171 2011 37.23085 15.84551 25.58355 2012 37.66424 15.90302 25.31978 2012 38.05916 15.97062 25.31285 2012 38.52434 16.03485 25.31838 2012 39.00548 16.10956 25.38162 2013 39.38333 16.18297 25.60444 2013 39.77272 16.26216 25.70355 2013 40.07428 16.34395 25.75741 2013 40.37504 16.43405 25.80952 2014 40.65291 16.52706 25.87637 2014 40.94841 16.6215 25.93377 2014 41.26561 16.71461 26.01352 2014 41.55875 16.81579 26.11075 2015 41.72075 16.91689 26.22033 2015 41.89604 17.01835 26.34636 2015 42.09194 17.11612 26.47178 2015 42.30683 17.2184 26.61115 NEMA 11/14/2005, "Past and Future Economic Forces Driving the Electroindustry (Billions of Dollars) * US Non-residential Construction Forecast to Recover
Appendix I

Industrial & Specialty Cable Market Overview Military Industry Transit Factory Floor Automation Portable Power Cords
Appendix I

Global Communications Market Strategic Advantages One of 2 suppliers in a consolidated North American telephone exchange cable market Strategic alliance with Panduit brings access to technology and the closed market segment 70% of the sales under long term contracts Spot markets have accepted repeated metals adjustments Market Drivers Telco capital expenditures (Cu vs. FTTH) Corporate information technology spending Access line growth and RBOC success in "bundling" FCC regulation - court ruling overturning several provisions of FCC Triennial Review Order Financially positive for RBOCs Primary Competitors Superior Essex, CommScope, Belden CDT, Draka 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005E East 323 309 273 297 283 323 313 315 306 171 196 192 186 U.S. Sales of Telephone Exchange Cables Copper Sales (Millions of Pounds) Source: U.S. Department of Commerce Key Product Offerings Copper Telephone Cables Premise Cables Fiber Optic Cables
Appendix I

U.S. Industry Overview
Appendix III

FOIA CONFIDENTIAL TREATMENT REQUEST – PAGES GC00001 THROUGH GC00008 APPEARING HERE IN THIS SUPPLEMENTAL INFORMATION HAVE BEEN OMITTED PURSUANT TO A REQUEST BY GENERAL CABLE CORPORATION FOR CONFIDENTIAL TREATMENT UNDER SEC RULE 83 (17 C.F.R. § 200.83).
REQUEST FOR RETURN OF INFORMATION – PAGES GC00001 THROUGH GC00008 APPEARING HERE IN THIS SUPPLEMENTAL INFORMATION HAVE BEEN OMITTED PURSUANT TO A REQUEST BY GENERAL CABLE CORPORATION FOR THE RETURN OF SUCH INFORMATION PURSUANT TO RULE 12B-4 PROMULGATED UNDER THE SECURITIES EXCHANGE ACT OF 1934 (17 C.F.R. § 240.12B-4).